John Bean Technologies Corporation 70 W Madison Street Suite 4400 Chicago IL 60602 Phone (312) 861-5900

By Electronic Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Mr. Brian Cascio

Re:         John Bean Technologies Corporation
Form 10-K for the fiscal year ended December 31, 2011
Filed March 8, 2012

File No. 001-34036

Ladies and Gentlemen:

We are submitting this letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 2, 2012, with respect to the Form 10-K, filed March 8, 2012 (the “Form 10-K”), of John Bean Technologies Corporation (“JBT”).

The text of the Staff’s comments has been included in this letter in italics for ease of reference, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, our response to each of the numbered comments is set forth immediately below each numbered comment.

Comment #1:

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies, page 40

We reference your response to prior comment 1. Please tell us how you concluded that the termination benefits should be accounted for as special or contractual termination benefits under FASB ASC 712 rather than as a one-time termination arrangement covered by FASB ASC 420. In your response show us how you applied the guidance in FASB ASC 712-10-15-5, FASB ASC 420-10-05-4, FASB ASC 420-10-55-1 and Example 5 in FASB ASC 420-10-55-16 through 19.

Response #1:

The following table shows the termination benefit expenses recognized during fiscal year 2011.

Nature of Restructuring Charge	Amount	Applicable Accounting Guidance
Severance Costs recognized under:	In Millions
U.S. severance plan	$ 1.2	ASC 712
Contractual termination indemnity – Non-U.S. #1	6.6	ASC 712
Contractual termination indemnity – Non-U.S. #2	0.9	ASC 712
Statutory termination indemnity – Non-U.S. #3	0.6	ASC 712
Statutory termination indemnity – Non-U.S. #4	0.6	ASC 712
Statutory termination indemnity – Non-U.S. #5	0.6	ASC 712
Statutory termination indemnity – Non-U.S. #6	0.2	ASC 712
Severance Costs Total	10.7

In determining the accounting for the component of the restructuring charge recorded in the fourth quarter of 2011 related to the involuntary termination of 115 employees, we reviewed the programs under which these termination benefits were offered to affected employees in each jurisdiction, and considered whether they should be considered one-time benefits covered by FASB ASC 420, or as contractual benefits that should be accounted for under FASB ASC 712. We concluded that the benefits offered to our employees should be accounted for as contractual benefits under FASB ASC 712 for the following reasons:

•
For each group of impacted employees there existed a statute or existing contractual arrangement that obligated us to provide termination benefits upon involuntary termination. These arrangements vary by country, but as an example, in the U.S. we have a plan that prescribes eligibility and benefit entitlement in the event of involuntary termination. In several non-U.S. jurisdictions in which we operate, the affected workers are covered by collective bargaining agreements which define the amounts due to employees upon involuntary termination.

•
We are an entity with a long history, having been part of two much larger entities, including FMC Corporation and, more recently, FMC Technologies, Inc. In connection with past reductions in force, we have provided similar termination benefits pursuant to these arrangements and expect to continue to do so in the future as long as the applicable laws and agreements require us to do so. We did not create and pay any new termination benefits that were specific only to this restructuring plan. All benefits provided were entitlements under pre-existing arrangements.

•
Each applicable statute, contract, and/or arrangement provides a formula which we used to estimate the benefits accrued. Given that these ongoing benefit arrangements existed, the amount of benefits was estimable, and payment was probable once the severance action was approved by our management, we applied the provisions of FASB ASC 712 and FASB ASC 420-10-05-4 in accounting for the benefits. Therefore, they were properly not considered a one-time benefit which would be accounted for under the provisions of FASB ASC 420.

* * * * * * * *

JBT acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and the Form 10-Q, and that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K or the Form 10-Q.  JBT further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing is responsive to the Staff’s comment. Should you have any questions relating to any of the foregoing, please feel free to contact me by phone at (312) 861-6031 or by email at ronald.mambu@jbtc.com.

Sincerely,

/s/  Ronald D. Mambu

Ronald D. Mambu
Vice President and Chief Financial Officer

4